HOULIHAN SMITH
& COMPANY INC.
Member FINRA / SIPC

SPECIALIZED INVESTMENT BANKING

November 5, 2008

Ken Wallace
Chief Financial Officer
Applied Energetics, Inc.
3590 E. Columbia Street
Tucson, AZ 85714

RE: Valuation of Certain Auction Rate Securities

Dear Ken:

We hereby consent to the inclusion in the Annual Report and Quarterly Reports of references to our Valuation Report relating to the estimation of fair value of certain auction rate securities held by the Company as of September 30, 2008 and to references to our firm's name therein. We further consent to the filing of this letter as an exhibit to the Annual Report and Quarterly Reports.

Sincerely,

Houlihan Smith & Company

Houlihan Smith & Company, Inc.